June 8, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
WASHINGTON, D.C. 20549

Attn:       Martin James
Senior Assistant Chief Accountant

RE:         Intersil Corporation
Form 10-K for Fiscal Year Ended December 30, 2011
Filed February 24, 2012
File No. 000-29617

Ladies and Gentlemen:

Intersil Corporation (“Intersil” or “we”), a Delaware corporation, is filing via EDGAR today, our responses to written comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the”Commission”) on May 30, 2012 (the “Written Comments”).

For the convenience of the Staff, each of the Written Comments is transcribed in bold italics prior to our response.

Form 10-K for the Fiscal Year Ended December 30, 2011

Item 8. Financial Statements
Note 2. Significant Accounting Policies
Revenue Recognition, page 51

1.    Please explain the purpose of the customer request date and provide us with a sample of the language in your contracts regarding the customer request date.

Response:
At the time a customer places an order with Intersil, we require the customer to provide a requested delivery date (also referred to as customer request date or “CRD”), which indicates the preferred date for receipt of ordered products.  We use this date for scheduling and planning the manufacture and shipment of the product ahead of the date the customer requests delivery.  The CRD also is used to set the terms for termination or cancellation of orders with customers as indicated in Section 12 (Termination and Cancellation) of our Terms and Conditions of Sale (see below).

As it relates to revenue recognition, we have established an internal policy to defer revenue recognition on shipments more than ten days in advance of the CRD.  Revenue is generally recognized at shipment for products shipped to our customers within ten days of the CRD. The perimeter of ten days was set based on our historical experience, estimated transit time, customs clearance and distribution cycle time.

Intersil does not typically have individually signed contracts with customers governing the sale of product.  Instead, the terms of sale are governed by Intersil’s standard Terms and Conditions of Sale found at http://www.intersil.com/en/legal.html.

Article 12. Termination and Cancellation
(A) Orders for Products designated as Non-Cancelable, Non-Returnable (“NCNR”) may not be cancelled, rescheduled, nor returned. Orders for Standard Product may not be cancelled or rescheduled within thirty (30) calendar days from Buyer’s most current requested delivery date (which is the “CRD”). Orders for Semicustom and Custom Products may not be cancelled or rescheduled within ninety (90) calendar days from Buyer’s most current requested delivery date. All cancellations and rescheduling not meeting the above criteria shall be subject to a charge to Buyer to be reasonably determined by Seller based on such factors as whether the Product was manufactured specifically for Buyer, Seller’s ability to change its production schedule within the period of the notice provided by Buyer, whether Seller acquired or allocated particular supplies or equipment to meet Buyer’s order, etc. Buyer may reschedule an order a maximum of three times.

Note 5. Financial Instruments and Derivatives, page 58

2.    You disclose that in connection with the extinguishment of your debt facility you terminated your prior interest rate hedge transaction and settled the interest rate swap agreement for $3.2 million. At December 30, 2011 there was a loss of $1.8 million, net of tax, remaining in OCI. Your intent is to reclassify the loss into earnings over a period commensurate with the original required cash flow. Please provide your analysis of the accounting for the terminated swap agreement.

Response:
During the quarter ended September 30, 2011, we terminated an interest rate swap which had been designated in a cash flow hedge relationship to hedge benchmark interest rate (LIBOR), with the unrealized loss recorded in other comprehensive income, net of tax.  We voluntarily de-designated the hedge relationship prior to and in connection with the extinguishment of our previous debt facility.  The original hedge documentation was designed to be flexible to accept replacement debt; however, we elected to de-designate the hedge relationship and settle the derivative instrument.

At the time of de-designation, we performed a final measurement consistent with the requirements of Accounting Standards Codification (“ASC”) 815-30-35-3(b) and the amount included in accumulated other comprehensive income (“OCI”) was an unrealized loss of approximately $2,965,000 or $1,853,000, net of tax.  The fair value of the derivative instrument liability at settlement was $3,179,000. Accordingly, we recorded a charge of $214,000 in earnings during the quarter ended September 30, 2011 for the change in fair value of the derivative instrument subsequent to the date of de-designation. Consistent with the requirements of ASC 815-30-40-4, the unrealized loss of $1,853,000 continues to be reported in accumulated OCI unless it becomes probable that the original forecasted transaction will not occur within the original specified hedge period.  We determined that it is probable that the original forecasted transaction would occur within the original specified hedge period since we continue to have interest payments based on the benchmark interest rate (LIBOR) in connection with our new debt facility.  We will amortize this loss from accumulated OCI into earnings commensurate with the original forecasted cash flows, consistent with the requirements in ASC 815-30-35-38.

Note 9. Goodwill and Purchased Intangibles, page 61

3.           We note your disclosure that you test the impairment of goodwill annually in the fourth quarter. If true, please explain why your test of goodwill for 2011 was performed as of September 30, 2011, which appears to be a date in your third quarter. Refer to ASC 350-20-35-28.

Response:
Our policy is to test goodwill for impairment on an annual basis during the fourth quarter of our fiscal year as of the most recent balance sheet date, which is the last day of our third fiscal quarter (generally the Friday closest to September 30th.)  Any necessary adjustments are recorded during the fourth quarter. We will clarify this point in future filings.

Note 10. Income Taxes, page 62

4.           We note that you have not recognized a deferred tax liability for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration. In future filings please disclose the cumulative amount of the temporary difference consistent with ASC 740-30-50-2(b) and discuss how you considered the disclosure required by ASC 740-30-50-2(c).

Response:
We will include the necessary information in future filings pursuant to ASC 740-30-50-2(b).  In accordance with ASC 740-30-50-2(c), we have determined that it is not practicable to calculate the unrecognized deferred tax liability related to investments in non-U.S. subsidiaries and will clarify this in future filings.

 Note 14. Geographic Information and Concentrations of Risk, page 67

5.           In future filings please disclose for each reporting period the total amount of revenues from a single external customer which amounts to 10% or more of your revenues consistent with ASC 280-10-50-42.

Response:
We will provide this data for each reporting period in future filings.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please feel free to contact the undersigned at (408) 546-3456. Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Jonathan A. Kennedy
Jonathan A. Kennedy Chief Financial Officer